Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6092 T +1 212 259 8088 F +1 212 649 9479 rrachofsky@dl.com

May 6, 2011

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Max A. Webb J. Nolan McWilliams
Re:	Remy International, Inc. Amendment No. 1 to Registration Statement on Form S-1 File No. 333-173081

Dear Sirs:

On behalf of Remy International, Inc. (the “Company”), we are concurrently herewith filing Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on March 25, 2011. For your convenience, we have enclosed a courtesy package that includes five copies of Amendment No. 1, three of which have been marked to show changes from the initial filing of the Registration Statement. On behalf of the Company, we are also submitting a request for confidential treatment with respect to certain portions of Exhibit 10.24 to Amendment No. 1.

The Registration Statement has been revised to reflect the Company’s responses to the comments received by facsimile on April 21, 2011 from the staff of the Commission’s Division of Corporation Finance (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

General

1.	Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes to provide the Staff with each such picture or graphic before printing and distributing any preliminary prospectus.

Dewey & LeBoeuf LLP is a New York limited liability partnership.

NEW YORK | LONDON | WASHINGTON, DC | ABU DHABI | ALBANY | ALMATY | BEIJING | BOSTON | BRUSSELS

CHICAGO | DOHA | DUBAI | FRANKFURT | HONG KONG | HOUSTON | JOHANNESBURG (PTY ) LTD. | LOS ANGELES

MADRID | MILAN | MOSCOW | PARIS | RIYADH AFFILIATED OFFICE | ROME | SAN FRANCISCO | SILICON VALLEY | WARSAW

May 6, 2011

Market and industry data, page i

2.	We note you have relied on reports from third-party sources, including IHS Global Insight, Frost & Sullivan, and JD Power & Associates, for data. Please provide us with the relevant portions of the materials you cite. Additionally, please confirm that reports and information provided by third parties were not prepared specifically for inclusion in the prospectus and are available for free or for a nominal subscription. Alternatively, provide consents of the third parties pursuant to Rule 436 with your next amendment.

Response: The Company will provide, on a supplemental basis, the relevant excerpts from the reports of IHS Global Insight and Frost & Sullivan, J.D. Power & Associates cited in the registration statement. The Company has advised us that these reports were not prepared for use in connection with the Registration Statement and that these reports are publicly available, in some cases for a fee. Accordingly, the Company does not believe that consents from these entities are required to be filed as exhibits to the Registration Statement pursuant to Rule 456 under, or Section 7(a) of, the Securities Act of 1933, as amended (the “Securities Act”).

3.	Please revise to remove the implication that third-party information contained in the prospectus may not be accurate. You may not disclaim responsibility for the accuracy of the information contained in your document.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly. We refer the Staff to pages i and ii of Amendment No. 1.

Prospectus Summary, page 1

4.	Please revise the last sentence of the first paragraph under Our Company to also disclose the net loss attributable to common stockholders for the most recent audited period.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly. We refer the Staff to page 1 of Amendment No. 1.

Strong operating margins and cash flow profile. page 5

5.	Please revise to identify who you consider to be your industry peers.

Response: The Company has revised the relevant sentence to remove the reference to the Company’s peers. We refer the Staff to page 5 of Amendment No. 1.

May 6, 2011

Accomplished management team with track record of improving financial performance. page 5

6.	Please delete “[a]ccomplished” from the heading of this subsection. Also replace the phrase “track record” which suggests that their efforts alone caused the improvement.

Response: The Company respectfully acknowledges the Staff’s comment and has reworded the Registration Statement to eliminate the implication that management’s efforts alone caused the improved financial performance. However, the Company believes that most of the bullet points under this heading are accomplishments that can be attributed to the current management team, and has reworded the heading accordingly. We refer the Staff to page 5 of Amendment No. 1.

Risk factors. page 11

7.	Please delete the last sentence of the introductory paragraph. If a risk is not deemed material, it should not be referenced.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly. We refer the Staff to page 11 of Amendment No. 1.

Disruptions in our or our customers’ supply chain may harm our business. page 13

8.	To the extent material, please revise to address the impact of the recent natural disaster in Japan on your suppliers or on orders from your OEM customers. Revise your MD&A in this manner as well.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the “Risk factors” section of the Registration Statement accordingly. We refer the Staff to page 14 of Amendment No. 1. However, the events have not impacted the Company’s results of operations to date in a significant way and are not expected to in the future. As a result, the Company has not amended the MD&A to discuss the events in Japan.

The loss or deteriorating financial condition of a major customer, page 14

9.	If you have any other customer besides GM that accounts for more than 10% of your net sales, please disclose here and give the percentage.

Response: The Company has advised us that no other customer accounts for more than 10% of its net sales. Accordingly, the Company has not added any additional disclosure to the Registration Statement in response to this comment.

10.	Please revise to disclose the percentage of hybrid electric motor sales attributable to GM and BMW. Also, separately caption the last paragraph of this section as a separate risk.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly. We refer the Staff to pages 14 and 15 of Amendment No. 1.

May 6, 2011

Our global operations subject us to risks and uncertainties, page 18

11.	Please tell us, with a view to revised disclosure, whether recent instability in Tunisia has affected or could potentially affect your business operations there.

Response: The Company advises the Staff that recent instability in Tunisia could adversely impact the operations of the Company’s plant in Tunisia. However, the Company believes that any impact to its consolidated financial performance would be minimal, because the Tunisia facility represents only 1% of its global production, based on volume, and the Company’s global manufacturing capabilities is designed to enable it to source from different manufacturing sites. The Company respectfully submits that additional risk factor disclosure regarding the above is not warranted.

Escalating pricing pressures from our customers, page 20

12.	We note that some large retail aftermarket customers require you to provide financial assistance. Please discuss your participation in these initiatives in MD&A and how these demands can and do impact your financial condition and results of operations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly. We refer the Staff to pages 21 and 48 of Amendment No. 1. The Company has also removed references to vendor-owned inventory because the Company currently has not had any such arrangements since early 2009, more than two years ago. In addition, the Company advises the Staff that the Company’s customers arrange the factoring arrangements used by the Company, as now described in the Registration Statement.

Use of proceeds. page 34

13.	We note that you may use the proceeds to reduce outstanding indebtedness. Please revise to include the disclosure required by Instruction 4 to Item 504 of Regulation S-K. To the extent indebtedness owed to related parties will be reduced with the proceeds, please list this separately.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly. We refer the Staff to page 34 of Amendment No. 1. The Company notes that it has not yet made specific plans regarding how much debt, and which of its outstanding debt, if any, it plans to repay with a portion of the proceeds from the offering (the “Offering”) contemplated by the Registration Statement.

14.	In addition, once you have determined the approximate net proceeds of the offering, please revise to disclose the approximate amount intended to be used for each purpose discussed in this section.

Response: The Company has advised us that it currently has no specific plan for the proceeds from the Offering and has accordingly limited its disclosure to the principal reasons for the Offering. The Company intends to decide on the specific uses of the proceeds as particular

May 6, 2011

business needs and opportunities arise in the future. Accordingly, the Company respectfully submits that it cannot currently provide any meaningful disclosure regarding specific amounts of the proceeds that it estimates will be used for any of the potential uses listed in the Registration Statement. The Company undertakes that if it adopts a specific plan for the proceeds in a manner that will enable it to make additional meaningful disclosures regarding the same, then it will amend the Registration Statement accordingly.

Capitalization, Page 35

15.	We note that subsequent to December 31, 2010, you sold common stock and used a portion of the proceeds to redeem preferred stock. Please tell us what consideration you gave to presenting the effects of this transaction separate from the planned issuance and sale of common stock upon effectiveness of this offering.

Response: The Company has revised the Registration Statement to include financial statements for the three months ended March 31, 2011 and has updated the “Capitalization” section to reflect the issuance of common stock pursuant to its rights offering and the extinguishment of its outstanding preferred stock, which occurred in January 2011. We refer the Staff to page 35 of Amendment No. 1.

Management’s discussion and analysis, page 41

Prices of materials, page 43

16.	Please revise the first paragraph of this section to quantify the extent to which your operating results were negatively impacted by raw materials prices.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly. We refer the Staff to pages 44 and 45 of Amendment No. 1.

Results of Operations, page 47

17.	We note significant changes in net sales between the periods presented; however, your discussion regarding the changes is very general. We note per the paragraph on gross profit that margins increased due to higher sales volumes and increased productivity due to restructuring efforts. These factors and their impact on net sales should also be discussed. Please expand your discussion on net sales to provide more meaningful information regarding the significant changes including quantifying the impact of changes in volume and pricing.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly. We refer the Staff to pages 49, 50, 52, 53, 55 and 56 of Amendment No. 1. The Company has advised us that the restructuring efforts formerly referred to under “Gross profit” (and now referred to under “Cost of goods sold”) had no impact on the Company’s net sales, but instead only impacted its costs.

May 6, 2011

18.	We note that cost of goods sold is material to your revenues, margins and results, but that there is no analysis of these costs. Please revise your disclosure accordingly and include a quantification of the significant components of cost of sales (for example, metals, cores, labor, warranty or other categories, as appropriate) so that investors may understand the nature of your various costs and how changes therein impact your reported results.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly. We refer the Staff to pages 50, 53 and 56 of Amendment No. 1.

19.	We note that the remanufacturing operations (cores) have a significant impact on your assets, liabilities, and operations. In light of this significance, we believe a discussion in MD&A which highlights this integral part of your business and how changes in assumptions and other factors surrounding these operations have impacted overall operations would assist an investor in gaining a better understanding of cores and their role in your business.

Response: The Company has substantially revised the Registration Statement under “Critical accounting policies and estimates” to more clearly explain our arrangements with our customers relating to cores and our related accounting. We refer the Staff to pages 63 and 64 of Amendment No. 1.

Cores have a significant role in the Company’s remanufacturing operations, and the Company carries significant balances on its balance sheet related to core inventory, right of return and core liabilities. However, the impact of cores on the Company’s operating results has historically not been significant, in part because the Company generally limits the number of cores returned by customers to the number of similar remanufactured cores previously shipped to each customer.

During the years 2008 through 2010, as reported in the Registration Statement, the effects on the Company’s results of operations related to the above have been consistent and have not had a material impact on the Company’s results of operations. Therefore, the Company has not specifically discussed these in the “Results of operations” section of the MD&A. In addition, we refer the Staff to the “Risk factors” section on page 24 of Amendment No. 1, under the caption “Unexpected changes in core availability or the market value of cores may harm our financial condition,” for additional explanation of the potential effects of accounting for remanufactured operations on the Company’s results of operations.

20.	Please explain the “one-time sale of inventory’ of $35.5 million that occurred in 2009.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly. We refer the Staff to page 55 of Amendment No. 1.

May 6, 2011

Business, page 63

21.	Please disclose the source for the market position data discussed in the last paragraph on page 63.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly. We refer the Staff to page 69 of Amendment No. 1.

22.	Please revise the graphs on pages 66 to 68 to include estimated data for each of 2011 to 2014.

Response: The Company respectfully submits that including data for each of the years from 2011 through 2014 could improperly suggest that the market can consistently accurately forecast production, vehicle population and average vehicle age for each year within the next five years. While the Company believes that the forecasts included in the Registration Statement for 2015 are reasonable, it believes that including forecasts for the intervening years could over-emphasize the reliability of forecasts during such intervening years.

Increasing annual miles driven in the United States, page 68

23.	Please revise the graph on page 68 by making it larger to improve readability.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly. We refer the Staff to page 74 of Amendment No. 1.

24.	Please balance the graphical presentation by revising the arrow to reflect the significantly slower rate of increase in annual miles driven in 2009 and 2010.

Response: The Company respectfully acknowledges the Staff’s comment and removed the arrow. We refer the Staff to page 74 of Amendment No. 1.

25.	To the extent that recent events are not reflected in the data presented here, please revise to balance this disclosure by discussing the impact that recent increases in gas prices have and may have on annual miles driven and therefore demand for aftermarket parts.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly. We refer the Staff to pages 14 and 74 of Amendment No. 1.

May 6, 2011

Leading non-OEM manufacturer of hybrid electric motors, page 70

26.	Please provide us with substantiation for your statements that “[y]our products have demonstrated over 1 billion miles of proven reliability as measured by a near zero-defect performance” and “[y]our hybrid-electric motors provide the highest power density and peak performance, outperforming models produced by major competitors.” Also, we suggest removing the reference to other competitors as inappropriate.

Response: The Company will provide the requested substantiation on a supplemental basis. The Company has revised the Registration Statement to remove references to its hybrid-electric motors providing the highest peak performance and changed “near zero-defect performance” to “world class quality performance,” the Company will provide the substantiation for the latter phase. We refer the Staff to pages 5 and 76 of Amendment No. 1.

27.	Please revise to discuss the impact to you of the decision of GM and BMW to produce some hybrid electric motors in house. Discuss whether you anticipate the trend of OEM customers producing hybrid-electric motors in-house to continue and the effect it would have on your goal of continued growth in this market. We note in this regard the last risk factor on page 14.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly. We refer the Staff to pages 15 and 76 of Amendment No. 1.

Our strategy. page 71

Provide value-added services that enhance customer performance, page 72

28.	Please revise to briefly explain how the “Remy Optimized Inventory and Vendor Management Inventory programs support customer growth and product category profitability.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly. We refer the Staff to page 78 of Amendment No. 1.

Customers and distribution channels. page 74

29.	Please file the agreement with Allison referenced in the second full paragraph on page 75 or advise.

Response: The Company respectfully submits that its agreement with Allison Transmission, Inc. (the “Allison Agreement”) is not a material agreement that is required to be filed as an exhibit pursuant to subsections (b)(10)(i) or (b)(10)(ii)(B) of Item 601 of Regulation S-K.

The Company believes that the Allison Agreement is of a type that ordinarily accompanies the kind of business the Company conducts and, accordingly, was entered into in the ordinary course of the Company’s business. Historically, the Company routinely enters into

May 6, 2011

development and supply arrangements with customers relating to new product programs. Moreover, the Company believes that the loss of the Allison Agreement would not have a material impact on the Company’s business. The Company notes that, as disclosed on page 20 of the Registration Statement, the future market for hybrid vehicles, which is the target market for any products produced pursuant to the Allison Agreement, is uncertain.

The Company also believes that the Company’s business is not “substantially dependent” on the Allison Agreement within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K. The Company notes that its net sales in the hybrid electric motor market accounted for only 3% of the Company’s total net sales in 2010.

Code of business conduct and ethics page 89

30	Please disclose whether you intend to make your code of business conduct and ethics available on your website.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to state that the Company will make its code of business conduct and ethics available on its website. We refer the Staff to page 96 of Amendment No. 1.

Executive Compensation, page 90

Annual incentive plan, page 92

31.	Please revise the first full paragraph on page 93 to include a cross-reference a description of the components of adjusted EBITDA.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly. We refer the Staff to page 100 of Amendment No. 1.

Principal stockholders, page 119

32.	Please identify by footnote the natural person(s) who exercise voting or dispositive power over the shares held by Fidelity National Special Opportunities, Inc. and Ore Hill Hub Fund Ltd.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to include the information required by Items 403 of Regulation S-K. We refer the Staff to page 126 of Amendment No. 1. The Company notes that, as corporations, the boards of directors of Fidelity National Special Opportunities, Inc. (“FNSO”), and its parent, Fidelity National Financial, Inc., exercise voting and dispositive power over the shares indicated as beneficially owned by FNSO. The Company further notes that it has deleted Ore Hill Hub Fund Ltd. from the “Principal stockholders” table because that firm was included in error in the Registration Statement.

May 6, 2011

Material U.S. federal income tax consequences to non-U.S holders, page 129

33.	Please revise the last paragraph on page 129 to remove the disclaimer that the tax discussion is “for general purposes only.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly. We refer the Staff to page 136 of Amendment No. 1.

Consolidated statements of cash flows, page F-6

34.	We note that during 2010 you paid in full your Third-Priority Floating Rate Secured PIK notes and that this payment included interest previously incurred but not paid (paid in kind interest). We note that you classified the 2010 payment of this deferred interest along with the repayment of principal as a financing cash outflow. Because paid in kind notes are in substance simply an obligation for unpaid interest, upon payment the cash outflow should be reflected as an operating outflow, similar to any other interest, as required by paragraph ASC 230-10-45-17. Therefore, please revise to reclassify the payment of the deferred interest as an adjustment to reconcile net income (loss) to net cash provided by operating activities.

Response: The Company’s Third-Priority Floating Rate Secured PIK notes required payment of interest semi-annually in arrears on June 1 and December 1 of each year. These notes bore interest that was payable in PIK Notes or cash based on the Company’s free cash flow coverage ratio and at the Company’s election if the free cash flow coverage ratio is favorable.

Beginning on December 1, 2009, the Company elected the cash payment option and has appropriately reflected these interest payments in the operating section of its statement of cash flows for 2010 in accordance with ASC 230-10-45-17.

Upon extinguishment on December 17, 2010, the Company repaid the $133.0 million aggregate principal amount of its outstanding Third-Priority Floating Rate Secured PIK Notes. The Company’s policy is to account for the repayment of all such amounts borrowed as a financing activity in accordance with ASC 230-10-45-15 because the amount paid upon extinguishment of the notes constituted a repayment of principal.

The Company has revised Note 11 of its financial statements included in the Registration Statement to disclose its policy for the cash flow treatment of PIK interest. We refer the Staff to page F-27 of Amendment No. 1.

Note 2. Summary of significant accounting policies, page F-8

May 6, 2011

Revenue recognition

35.	Your policy describes the general conditions for revenue recognition. Please revise to state when you recognize revenue.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Specifically, the Company has amended Note 2 to specify that sales are recorded upon shipment of product to customers and transfer of title and risk of loss under standard commercial terms (typically, F.O.B. shipping point). We refer the Staff to page F-8 of Amendment No. 1.

36.	We note that prior to April 2009 you had arrangements with certain customers in which you recognized revenue on your products at the customers’ point of sale. Please tell us what percentage of total sales this represented. Also tell us whether you still do business with this customer, and if so, what circumstances have changed such that recognition at the point of sale to the end user is no longer appropriate.

Response: Prior to April 2009, the Company had an arrangement with one customer under which the Company recognized revenue on products at the customer’s point of sale. Sales under this arrangement represented 1.7% and 3.8% of the Company’s total net sales in 2009 and 2008, respectively. In April 2009, the Company restructured its contract with this customer, which changed the transfer of title to an F.O.B. shipping point basis, effective April 1, 2009. The Company still conducts business with this customer.

Note 5. Inventories, page F-22

37.	Please consider revising to disclose the amount of used cores included in inventory.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Specifically, the Company has amended Note 5 to separately disclose Core Inventory which was previously reflected in Raw Materials.

Note 9. Other current liabilities and accrued expenses, page F-25

38.	Please tell us and disclose what comprises the balance “other” in other current liabilities and accrued expenses.

Response: The “Other” balance in “Other current liabilities and accrued expenses” was $45.3 million as of December 31, 2010. Total current liabilities were $325.3 million as of December 31, 2010. None of the items listed below are in excess of 5% of total current liabilities, or $16.265 million. Therefore, the Company believes that disclosure of additional items included within “Other” is not required pursuant to Rule 5-02(20) of Regulation S-X under the Securities Act.

May 6, 2011

The detail of “Other” included in the balance as of December 31, 2010 consisted of the following:

(in 000’s)
Value Added Taxes	$8,819
Core deposit liability	$8,219
Fresh Start Customer Contract Liability	$6,306
Income Taxes Payable	$3,455
Accrued Freight	$5,329
Legal, Professional, and Audit Fees	$3,137
Current Portion of Interest Rate Swap	$2,303
Vendor and Supplier Accruals	$1,258
Customs and Duties payable	$1,049
Workers Compensation Accrual	$730
Litigation accrual	$729
Property Taxes	$676
Current Deferred tax liability	$235
Unrealized FX Loss	$138
Other Various Items	$2,906

Total Other	$45,289

Note 21. Business segment and geographical information, Dave F-44

39.	We note that operations have been aggregated for segment reporting purposes because of their similar economic characteristic of the operations and because of the nature of products, production processes, customers and methods of distribution are similar. Please tell us what operating segments you have that were aggregated, and the basis for your conclusion. In particular, we note that you have sales to OEM’s and aftermarket customers and these sales can be broken down by type of vehicle (light vehicle and commercial). Please explain to us how the economic characteristics for all of these sales are economically similar such that aggregation is appropriate pursuant to ASC 280-10- 50-11.

Response: The Company has two operating segments, which it refers to as Original Equipment and Aftermarket. Within these operating segments are the same products used in light vehicle and commercial vehicle applications.

Under ASC 280, operating segments may be aggregated for reporting purposes if they have similar economic characteristics and are similar in each of the following areas:

•	the nature of the products and services;

•	the nature of the production processes;

•	the type or class of customer for their products and services;

May 6, 2011

•	the methods used to distribute their products or provide their services; and

•	if applicable, the nature of the regulatory environment, for example banking, insurance or public utilities.

The Company has determined that all of the foregoing factors are met and that aggregation of its operating segments for reporting purposes is appropriate.

Similarity of economic characteristics. In evaluating the similarity of its operating segments, the Company analyzed and compared gross margins on both (i) a historical basis for the years 2008 through 2010 (the period after the Company’s emergence from bankruptcy on December 7, 2007) and (ii) the period from 2011 through 2014, as included in the Company’s plan for those years. These results are set forth in an analysis (the “Confidential Analysis”) that the Company has submitted supplementally to the Commission. Based on the Confidential Analysis, the Company has determined that its two operating segments have similar economic characteristics.

As to the remaining factors, the Company’s analysis is as follows:

A. The nature of the products and services sold are similar. Starter motors, alternators and hybrid electric motors share substantial similarities in the properties that make them work. In general, they involve rotating copper windings though a magnetic field to convert electrical energy to mechanical energy or to convert mechanical energy to electrical energy. These products are sold globally through the Original Equipment and Aftermarket operating segments. A significant portion of the remanufactured products sold by the Company are products that were originally manufactured and sold by the Company. These products are similar for purposes of ASC 280.

B. The nature of the production processes is similar. In both its operating segments, the Company is primarily an assembler of rotating electrical components using new and refurbished subcomponents. Components are utilized interchangeably in both operating segments, and components for both segments are often sourced from the same supplier or between operating segments. Production processes in both segments typically consist of lean and flexible assembly cells and test stands. The finished goods in both operating segments meet similar specifications. Finally, both operating segments produce both new and remanufactured products. As a result, the nature of the production processes used is similar for both operating segments for ASC 280 purposes.

C. The type or class of customer is similar. In both operating segments, the Company’s customers are buyers of rotating electrical components for vehicle applications. In both cases, these customers are not the end users of the vehicles or individual consumers, but businesses that install and/or distribute the Company’s product to the end user. The Company employs the same marketing efforts for its Original Equipment and Aftermarket customers. These efforts include a sales representative’s direct interaction with customers. Because the sales teams are selling the same products using similar methods, the Company cross-trains its sales

May 6, 2011

force to provide the customer options for all their distribution requirements. Sales to customers are quoted based on the platform (make, model, year) in both operating segments. In addition, there are various customer overlaps between the groups. For example, both the Original Equipment and Aftermarket segments include aftermarket customers. As a result, the Company believes that the customers of its two operating segments are similar for ASC 280 purposes.

D. The methods used to distribute the products are similar. Both of the Company’s operating segments sell and distribute their products to customers in a business-to-business relationship. This process is through a direct sales order and order fulfillment process. Further, transportation methods used to distribute the products are similar and principally include the pickup and delivery of product directly from the Company’s plants or distribution centers. As a result, this element of the ASC 280 requirements is also satisfied.

E. The nature of the regulatory environment. The regulatory environment does not play a significant role in the Company’s business in either operating segment; therefore this criterion is not applicable to the Company.

Based on the foregoing and on the Confidential Analysis, the Company believes that its decision to aggregate its two operating segments is appropriate.

Note 22. Other commitments and contingencies, page F-45

40.	Please revise to disclose management’s assessment of the likelihood of loss for each of these matters and whether accrual has been made for probable losses. For reasonably possible losses, please disclose the amount or range of reasonably possible loss.

Response: The Company respectfully acknowledges the Staff’s comment and has made a number of revisions the Registration Statement. We refer the Staff to pages F-45 and F-46 of Amendment No. 1. These revisions include giving more detail about the size of existing accruals or management’s views as to the range of possible losses, where possible to estimate. In addition, the Company has added disclosure explaining that it follows ASC 450 in assessing probable and reasonably possible losses, and that it accrues for a loss when both probable and reasonably estimable. However, the Company has not specified in its disclosure management’s assessment of the likelihood of a loss, because it does not believe ASC 450 requires this sort of specificity and further wants to keep these assessments confidential. Finally, the Company has deleted descriptions of two matters from Note 22 that were no longer contingencies at the balance sheet date.

May 6, 2011

Note 23, Supplemental cash flow information. page F-47

41.	We note that a gain of $8 million was deferred as a result of an extinguished customer obligation. Please explain to us what is meant by “recognized to reflect the pattern of economic benefit” with regard to its recognition and also tell us the circumstances surrounding the agreement that support your treatment.

Response: In connection with the restructuring of the arrangement discussed in the response to comment 36 above, a gain resulted from the elimination of the customer obligation. This gain was deferred because the Company determined that the value of the extinguished liability could not be separated from the deliverables required under the restructured arrangement. There are other elements in the contract that benefit the customer over the life of the contract. Therefore, the gain is being recognized with the customer benefits over the life of the contract.

The Company has revised the disclosure in Note 23 to clarify that the gain will be “recognized over the anticipated sales of the contract through December 2013.” We refer the Staff to page F-47 of Amendment No. 1.

* * *

We hope the foregoing is responsive to your comments. Please do not hesitate to contact me by telephone at (212) 259-8088 or by fax at (212) 649-9479 if we can be of any further assistance.

Very truly yours,

Robert S. Rachofsky

cc:	Fred Knechtel, Remy International, Inc.
Joseph A. Hall, Esq., Davis Polk & Wardwell LLP